Dreyfus
New York Tax Exempt
Bond Fund, Inc.

ANNUAL REPORT May 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus New York Tax Exempt Bond Fund, Inc., covering the 12-month period from June 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, the Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. With that, 2008 has certainly proven to be one of the more memorable for the municipal markets. Despite concerns stemming from the auction-rate securities markets and the recent Supreme Court decision in support of the legality of state and local municipals' tax-exempt status, the general municipal markets have rallied strongly over the last few months as price dislocations have dissipated.

At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity. The implications of our economic outlook for the municipal bond market generally are positive, especially since, on a relative basis, municipal securities remain attractively valued compared to taxable alternatives. Your financial advisor can help you assess current risks and take advantage of these opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through May 31, 2008, as provided by Joseph P. Darcy, Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended May 31, 2008, Dreyfus New York Tax Exempt Bond Fund achieved a total return of 2.82%.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark index, achieved a total return of 3.87% for the same period.[2] The average total return for all funds reported in the Lipper New York Municipal Debt Funds category was 1.65%.[3]

A credit crisis and economic slowdown triggered a "flight to quality" in which investors turned away from many asset classes, including municipal bonds, causing their prices to decline. However, a rally in the spring of 2008 enabled the market to generate competitive returns for the reporting period overall. The fund underperformed its benchmark in this challenging environment, but a high-quality credit profile and timely trading strategies enabled it to fare better than its Lipper category average.

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund may invest without regard to maturity. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Municipal Bonds Suffered in the Downturn

A credit crisis originating in the sub-prime mortgage market sent shockwaves throughout the financial markets during much of the reporting period, causing investors to reassess their attitudes toward risk. A number of highly leveraged institutional investors were particularly hard-hit by sub-prime related losses, and they were forced to sell their more creditworthy holdings, including municipal bonds, to meet margin calls and redemption requests. In addition, the sub-prime meltdown produced massive losses among bond insurers, many of which had written insurance on both mortgage-backed securities and municipal bonds. Investors responded negatively to municipal bonds carrying third-party insurance,[4] often without regard to the securities' underlying credit quality.

The effects of these developments were exacerbated by declining housing prices, soaring energy costs and a softer job market, which weighed heavily on the U.S. and New York economies. Aggressive reductions of short-term interest rates by the Federal Reserve Board have not yet forestalled further economic deterioration, and the credit markets have continued to struggle despite signs of improved liquidity toward the reporting period's end. Not surprisingly, the downturn on

Wall Street led to expectations that New York state and New York city will face greater fiscal pressures as tax revenues decline.

Rigorous Credit Research Helped Support Fund Returns

While the fund's performance was influenced by these general market and economic forces, several strategies helped boost its performance compared to its Lipper category average. For example, through rigorous research by our credit analysts, we focused on securities with sound credit and liquidity profiles. This strategy helped protect the fund from the brunt of weakness among lower-rated and less liquid bonds. In addition, we maintained relatively robust cash levels, which helped us take advantage of tactical trading opportunities among fundamentally sound, higher yielding securities, such as bonds issued to finance health care facilities, during bouts of heightened market volatility.

Finding Opportunities in a Distressed Market

As of the end of the reporting period, the U.S. and New York economies have continued to struggle. Therefore, we currently intend to maintain a conservative approach, focusing primarily on bonds that our research suggests have strong credit and liquidity profiles. We also have kept ample cash on hand for potential trading opportunities among fundamentally sound, higher-yielding municipal bonds from New York issuers.

June 16, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *Third-party insurance on individual securities does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 5/31/08*

	1 Year	5 Years	10 Years
Fund	**2.82%**	**2.79%**	**4.25%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus New York Tax Exempt Bond Fund, Inc. on 5/31/98 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in New York municipal securities and its performance shown in the line graph above takes into account fees and expenses. The Index is not limited to investments principally in New York municipal obligations. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 3.87
Ending value (after expenses)	$1,008.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 3.89
Ending value (after expenses)	$1,021.15

† *Expenses are equal to the fund's annualized expense ratio of .77%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2008

Long-Term Municipal Investments—97.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—93.0%				
Albany Industrial Development Agency, Civic Facility Revenue (Saint Peter's Hospital of the City of Albany Project)	5.75	11/15/22	2,000,000	2,115,000
Albany Industrial Development Agency, Civic Facility Revenue (Saint Peter's Hospital of the City of Albany Project)	5.25	11/15/32	8,325,000	8,123,285
Albany Industrial Development Agency, LR (New York Assembly Building Project)	7.75	1/1/10	365,000	381,290
Austin Trust (Port Authority of New York and New Jersey, Consolidated Bonds, 151th Series)	6.00	9/15/28	20,000,000 [a,b]	21,823,300
Buffalo (Insured; FGIC)	5.00	12/1/12	1,800,000	1,886,760
Buffalo (Insured; FGIC)	5.13	12/1/14	2,820,000	2,960,633
Buffalo Fiscal Stability Authority, Sales Tax and State Aid Secured Bonds (Insured; FGIC)	4.50	9/1/18	1,110,000	1,165,045
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/09	1,055,000	1,070,846
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/10	1,110,000	1,125,862
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/11	1,160,000	1,175,196
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Saint Bonaventure University Project)	5.00	9/15/12	1,225,000	1,240,080
Erie County, GO (Public Improvement) (Insured; MBIA, Inc.)	5.25	4/1/18	2,000,000	2,165,640

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home and Affiliates Life Care Community, Inc. Project)	6.00	2/1/28	1,500,000	1,430,835
Hempstead Town Industrial Development Agency, Civic Facility Revenue (Hofstra University Civic Facility)	5.25	7/1/18	1,730,000	1,819,216
Hempstead Town Industrial Development Agency, RRR (American Ref-Fuel Company of Hempstead Project)	5.00	6/1/10	6,000,000	5,994,900
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/39	5,750,000	5,329,042
Long Island Power Authority, Electric System General Revenue	5.00	9/1/35	5,070,000	5,127,697
Long Island Power Authority, Electric System General Revenue (Insured; AMBAC)	5.50	12/1/11	5,000,000	5,408,700
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/25	10,000,000	10,218,200
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.25	12/1/14	16,000,000	17,963,840
Long Island Power Authority, Electric System General Revenue (Insured; MBIA, Inc.)	5.00	9/1/25	28,765,000	29,745,311
Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA)	5.25	11/15/25	8,750,000	9,181,462
Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA, Inc.)	5.50	7/1/24	10,000,000	10,618,000
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,830,000 [c]	1,972,539

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	3,820,000 ᶜ	4,150,583
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/25	3,505,000	3,606,049
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/29	17,300,000	17,560,192
Metropolitan Transportation Authority, Transportation Revenue	5.25	11/15/36	10,000,000	10,269,800
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/37	14,250,000	14,367,277
Monroe Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.63	6/1/10	500,000 ᶜ	546,950
Nassau County, General Improvement (Insured; FSA)	5.75	3/1/10	4,955,000 ᶜ	5,239,962
Nassau County Health Care Corporation, Health System Revenue (Insured; FSA)	6.00	8/1/09	4,000,000 ᶜ	4,258,440
Nassau County Industrial Development Agency, Continuing Care Retirement Community Revenue (Amsterdam at Harborside Project)	6.70	1/1/43	10,000,000	10,043,400
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	12,750,000	12,644,047
New York City	5.80	8/1/11	190,000	190,494
New York City	5.00	11/1/12	2,000,000	2,144,660
New York City	5.50	6/1/13	875,000 ᶜ	975,187
New York City	5.25	10/15/19	5,000,000	5,268,200
New York City	5.00	11/1/19	10,000,000	10,487,600
New York City	5.00	4/1/20	3,500,000	3,660,020
New York City	5.00	8/1/20	2,000,000	2,094,780

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City	5.25	10/15/22	2,000,000	2,080,480
New York City	5.50	6/1/23	125,000	131,171
New York City	5.25	8/15/25	7,475,000	7,783,418
New York City	5.25	8/15/26	8,750,000	9,101,400
New York City (Insured; AMBAC)	5.75	8/1/12	1,570,000 c	1,746,546
New York City (Insured; AMBAC)	5.75	8/1/16	3,430,000	3,742,370
New York City (Insured; FSA)	5.25	10/15/19	1,450,000	1,557,488
New York City (Insured; MBIA, Inc.)	5.25	5/15/18	11,000,000	11,916,300
New York City Health and Hospital Corporation, Health System Revenue	5.25	2/15/17	1,550,000	1,569,685
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.00	7/1/12	1,460,000	1,573,807
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeal Federation Project)	5.25	7/1/15	1,640,000	1,801,228
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project)	5.00	7/1/27	1,000,000	1,030,080
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.00	12/1/28	5,075,000	4,216,868
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/20	2,775,000	2,900,957
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/26	5,000,000	5,083,550

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC)	5.00	3/1/31	11,810,000	11,651,155
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,750,000	2,661,092
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	2,500,000	2,400,425
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	12,500,000	12,231,500
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	2,000,000	2,112,780
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/18	2,830,000	2,950,926
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.50	6/15/10	13,000,000 [c]	13,987,480
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	5.00	6/15/27	15,000,000	15,619,650
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	4.50	6/15/38	5,000,000 [d]	4,839,850
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	5.00	6/15/39	10,000,000	10,143,900

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Transit Authority, Metropolitan Transportation Authority, Triborough Bridge and Tunnel Authority, COP (Insured; AMBAC)	5.63	1/1/13	2,675,000	2,805,005
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/22	19,000,000	20,033,220
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	1/15/24	10,000,000	10,455,500
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/27	10,000,000	10,339,200
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	5/15/09	3,000,000 [c]	3,124,320
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	8/15/09	5,000,000 [c]	5,271,450
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	8/15/09	1,000,000 [c]	1,057,260
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	2,115,000 [c]	2,263,283
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	2/1/16	8,040,000	8,786,434
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/23	10,000,000	10,524,700
New York City Transitional Finance Authority, Future Tax Secured Revenue	0/14.00	11/1/29	9,000,000 [e]	7,978,140
New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC)	6.00	8/15/09	5,000,000 [c]	5,286,300
New York City Transitional Finance Authority, Future Tax Secured Subordinate Revenue	5.00	11/1/22	14,890,000	15,847,874

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York Convention Center Development Corporation, Revenue (Hotel Unit Fee Secured) (Insured; AMBAC)	5.00	11/15/18	3,440,000	3,638,522
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/10	675,000 c	736,742
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/35	325,000	332,712
New York State Dormitory Authority, Consolidated Revenue (City University System) (Insured; FGIC)	5.63	7/1/16	9,120,000	10,163,602
New York State Dormitory Authority, Consolidated Second General Resolution Revenue (City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,102,280
New York State Dormitory Authority, Consolidated Third General Resolution Revenue (City University System) (Insured; FSA)	5.50	7/1/09	10,000,000 c	10,478,000
New York State Dormitory Authority, Court Facilities LR (The City of New York Issue)	5.75	5/15/14	3,715,000	4,105,744
New York State Dormitory Authority, Court Facilities LR (The County of Westchester Issue)	5.00	8/1/10	5,570,000	5,720,891
New York State Dormitory Authority, Insured Revenue (Barnard College) (Insured; FGIC)	5.00	7/1/37	11,000,000	10,850,070
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/16	3,755,000	4,061,596

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Insured Revenue (Fashion Institute of Technology Student Housing Corporation) (Insured; FGIC)	5.25	7/1/20	4,490,000	4,764,519
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA, Inc.)	5.75	7/1/27	33,625,000	38,687,244
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	10,000,000 c	10,859,100
New York State Dormitory Authority, Mortgage HR (The Long Island College Hospital) (Insured; FHA)	6.00	8/15/15	2,575,000	2,739,646
New York State Dormitory Authority, Mortgage Nursing Home Revenue (Menorah Campus, Inc.) (Insured; FHA)	6.10	2/1/37	8,300,000	8,401,592
New York State Dormitory Authority, Revenue (Carmel Richmond Nursing Home) (LOC; Allied Irish Bank PLC)	5.00	7/1/15	2,000,000	2,050,260
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/19	15,000,000	16,291,500
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/20	7,920,000	8,544,571
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/21	10,000,000	10,716,900
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/23	10,255,000	10,891,630

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	10,000,000	10,390,400
New York State Dormitory Authority, Revenue (Lenox Hill Hospital Obligated Group)	5.75	7/1/15	1,000,000	1,029,410
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/12	1,450,000	1,531,403
New York State Dormitory Authority, Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/13	2,605,000	2,785,396
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA, Inc.)	5.75	7/1/20	3,000,000	3,423,300
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA, Inc.)	0.00	7/1/28	18,335,000 f	7,057,508
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	2,305,000 c	2,562,330
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/14	415,000 c	461,331
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.25	2/15/18	30,000	32,092
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	2/15/21	10,150,000	10,569,195
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/25	6,105,000	6,310,128

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/11	695,000	695,632
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.00	7/1/13	1,000,000	1,000,520
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	7,925,000	7,925,555
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	6,305,000	6,305,441
New York State Dormitory Authority, Revenue (Mount Sinai School of Medicine of New York University) (Insured; MBIA, Inc.)	5.00	7/1/27	5,045,000	5,178,188
New York State Dormitory Authority, Revenue (Municipal Health Facilities Improvement Program) (Insured; FSA)	5.50	1/15/13	1,350,000	1,439,221
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/13	1,450,000	1,513,626
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/14	1,855,000	1,940,330
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/16	2,055,000	2,119,630
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/19	1,395,000	1,412,312
New York State Dormitory Authority, Revenue (New York University Hospitals Center)	5.00	7/1/22	10,000,000	9,527,900
New York State Dormitory Authority, Revenue (North Shore Long Island Jewish Obligated Group)	5.00	5/1/18	3,280,000	3,385,124

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA, Inc.)	5.50	11/1/13	2,625,000	2,901,150
New York State Dormitory Authority, Revenue (NYSARC, Inc.) (Insured; FSA)	5.00	7/1/12	1,100,000	1,186,119
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.13	12/1/29	2,500,000	2,513,650
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.25	12/1/37	7,500,000	7,566,075
New York State Dormitory Authority, Revenue (Park Ridge Housing, Inc.) (Collateralized; FNMA)	6.13	8/1/15	2,875,000	3,021,798
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/12	1,000,000	1,087,270
New York State Dormitory Authority, Revenue (Rivington House Health Care Facility) (Collateralized; SONYMA)	5.25	11/1/14	5,430,000	5,920,438
New York State Dormitory Authority, Revenue (Rockefeller University)	5.00	7/1/32	18,505,000	18,777,209
New York State Dormitory Authority, Revenue (Saint Barnabas Hospital) (Insured; AMBAC)	5.25	8/1/15	2,135,000	2,263,527
New York State Dormitory Authority, Revenue (4201 Schools Program) (Insured; MBIA, Inc.)	5.25	7/1/10	1,670,000	1,736,499
New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA, Inc.)	5.38	10/1/22	31,000,000	32,869,610

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/10	1,180,000	1,268,205
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/11	20,000,000	21,722,200
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,140,000	1,277,051
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.25	5/15/13	2,500,000	2,684,100
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	11,010,000	11,941,116
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/10	2,000,000 c	2,152,340
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/16	5,000,000	5,786,000
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA, Inc.)	5.50	5/15/13	12,900,000 a,b	14,047,713
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA, Inc.)	5.50	5/15/13	100,000	108,897
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA, Inc.)	5.25	5/15/15	6,825,000	7,547,085
New York State Dormitory Authority, Revenue (Upstate Community Colleges)	5.25	7/1/18	2,000,000	2,146,080

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Winthrop University Hospital Association)	5.50	7/1/32	1,000,000	999,950
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/13	8,150,000 c	8,881,626
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.05	3/15/13	500,000 c	545,990
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	5,000,000 c	5,532,000
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/24	7,500,000	7,958,625
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/31	30,000,000	31,026,600
New York State Energy Research and Development Authority, PCR (Central Hudson Gas and Electric Corporation Project) (Insured; AMBAC)	5.45	8/1/27	9,000,000	9,233,010
New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects)	5.25	6/15/20	13,745,000	14,614,646
New York State Environmental Facilities Corporation, SWDR (Waste Management, Inc. Project)	4.45	7/1/09	2,000,000	2,005,920
New York State Housing Finance Agency, Housing Revenue (Capitol Green Apartments) (Collateralized; FNMA)	4.38	11/15/17	1,000,000	964,510
New York State Housing Finance Agency, MFHR (Highland Avenue Senior Apartments)	4.40	2/15/11	1,450,000	1,458,686

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Housing Finance Agency, MFHR (Park Drive Manor II Apartments) (LOC: NBT Bank and The Bank of New York)	4.13	8/15/11	1,660,000	1,682,244
New York State Housing Finance Agency, Revenue (Service Contract Obligation)	5.25	3/15/11	3,465,000	3,505,818
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing)	5.00	9/15/18	1,400,000	1,518,398
New York State Housing Finance Agency, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; FGIC)	5.00	9/15/20	1,270,000	1,341,171
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	2,920,000	2,974,779
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	4,300,000	4,363,812
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.80	10/1/28	3,980,000	4,026,566
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	4/1/29	8,725,000	8,816,613
New York State Power Authority, Revenue (Insured; MBIA, Inc.)	5.00	11/15/21	5,000,000	5,358,300
New York State Power Authority, Revenue and General Purpose	5.00	11/15/12	17,210,000 c	18,726,029
New York State Power Authority, Revenue and General Purpose	5.00	11/15/12	10,500,000 c	11,424,945
New York State Thruway Authority, General Revenue (Insured; FGIC)	5.00	1/1/25	5,000,000	5,256,350
New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC)	5.75	4/1/10	2,000,000 c	2,144,900
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/21	10,000,000	10,714,200

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/27	19,035,000	19,856,170
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/18	5,000,000	5,390,700
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/24	13,090,000	13,711,121
New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue	5.50	7/1/08	960,000 c	962,947
New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue	5.50	7/1/16	9,040,000	9,062,781
New York State Urban Development Corporation, Corporate Purpose Subordinated Lien Bonds	5.13	7/1/18	4,550,000	4,827,732
New York State Urban Development Corporation, Service Contract Revenue (Insured; FSA)	5.25	1/1/20	10,000,000	11,045,500
New York State Urban Development Corporation, Service Contract Revenue (Insured; FSA)	5.00	1/1/26	6,425,000	6,759,550
New York State Urban Development Corporation, State Facilities Revenue (Insured; MBIA, Inc.)	5.70	4/1/20	20,000,000	22,622,400
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	2,500,000	2,453,775
Niagara Falls City School District, COP (High School Facility) (Insured; FSA)	5.00	6/15/19	3,250,000	3,457,123
Niagara Falls City School District, COP (High School Facility) (Insured; MBIA, Inc.)	5.63	6/15/13	2,045,000	2,294,306

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project)	5.70	1/1/28	4,600,000	4,099,658
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	15,000,000	17,166,000
Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series)	5.00	9/1/33	10,000,000	10,231,200
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/18	5,000,000	5,400,250
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA, Inc.)	6.25	12/1/13	6,000,000	6,566,400
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA, Inc.)	6.25	12/1/14	10,000,000	11,015,000
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC)	5.00	10/15/29	15,000,000	15,469,650
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA, Inc.)	5.25	10/15/18	22,500,000	24,394,275
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA, Inc.)	5.00	10/15/24	10,000,000	10,442,900
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/12	1,455,000	1,490,255
Suffolk County Industrial Development Agency, Continuing Care Retirement Community Revenue (Jefferson's Ferry Project)	5.00	11/1/13	1,000,000	1,020,880

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Suffolk County Judicial Facilities Agency, Service Agreement Revenue (John P Cohalan Complex) (Insured; AMBAC)	5.00	4/15/16	2,720,000	2,810,331
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/20	10,000,000	10,548,800
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,156,360
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.38	1/1/16	7,500,000 [c]	8,507,025
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.25	11/15/19	10,000,000	10,616,700
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	10,540,000 [c]	12,035,415
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.13	11/15/29	10,000,000	10,281,800
Triborough Bridge and Tunnel Authority, General Revenue	5.25	11/15/12	1,500,000	1,641,015
Triborough Bridge and Tunnel Authority, Special Obligation Revenue (Insured; MBIA, Inc.)	5.13	1/1/14	3,000,000 [c]	3,310,140
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/42	16,230,000	14,438,695
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/08	1,800,000 [c]	1,836,198
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.13	6/1/08	1,000,000 [c]	1,020,110

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Westchester County Industrial Development Agency, Resource Recovery Equity Bonds (Westchester Resco Company Project)	5.50	7/1/09	2,650,000	2,653,843
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/21	2,465,000	2,314,487
Yonkers, GO (Insured; AMBAC)	5.25	6/1/09	2,110,000 c	2,200,055
U.S. Related—4.1%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,000,000 c	2,111,400
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 c	3,167,100
Guam Waterworks Authority, Water and Wastewater System Revenue	5.50	7/1/16	1,000,000	1,022,600
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/10	10,100,000	10,633,886
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA, Inc.)	6.00	7/1/15	3,000,000	3,351,240
Puerto Rico Highways and Transportation Authority, Highway Revenue	0.00	7/1/27	22,625,000 f	7,950,878
Puerto Rico Highways and Transportation Authority, Transportation Revenue	5.50	7/1/24	5,500,000	5,647,840
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	5,000,000	5,198,450
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.50	7/1/27	5,000,000	5,394,900

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
University of Puerto Rico, University System Revenue	5.00	6/1/30	10,000,000	9,829,700
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	1,000,000	1,063,820
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	4,230,000	4,277,165
Total Long-Term Municipal Investments (cost $1,391,728,621)				**1,423,250,551**
Short-Term Municipal Investments—3.0%				
New York;				
Monroe County Industrial Development Agency, Civic Facility Revenue, Refunding (Nazareth College of Rochester Project) (Insured; MBIA, Inc. and Liquidity Facility; HSBC Bank USA)	3.37	6/7/08	4,190,000 g	4,190,000
New York City (Insured; MBIA, Inc. and Liquidity Facility; Wachovia Bank)	1.50	6/1/08	3,600,000 g	3,600,000
New York City (LOC; Bank of America)	1.35	6/1/08	1,300,000 g	1,300,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	1.30	6/1/08	21,000,000 g	21,000,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
New York (continued)					
New York State Dormitory Authority, Revenue (Cornell University) (Liquidity Facility; JPMorgan Chase Bank)	1.30	6/1/08	800,000	g	800,000
Triborough Bridge and Tunnel Authority, General Revenue, Refunding (Insured; AMBAC and Liquidity Facility; Westdeutsche Landesbank)	3.65	6/7/08	12,800,000	g	12,800,000
Total Short-Term Municipal Investments (cost $43,690,000)					**43,690,000**
Total Investments (cost $1,435,418,621)			**100.1%**		**1,466,940,551**
Liabilities, Less Cash and Receivables			**(.1%)**		**(1,344,329)**
Net Assets			**100.0%**		**1,465,596,222**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $35,871,013 or 2.4% of net assets.*

[b] *Collateral for floating rate borrowings.*

[c] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[d] *Purchased on a delayed delivery basis.*

[e] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[f] *Security issued with a zero coupon. Income is recognized through the accretion of discount.*

[g] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	52.4
AA		Aa		AA	24.8
A		A		A	6.6
BBB		Baa		BBB	9.2
BB		Ba		BB	1.1
B		B		B	1.2
F1		MIG1/P1		SP1/A1	3.0
Not Rated[h]		Not Rated[h]		Not Rated[h]	1.7
					100.0

[†]   *Based on total investments.*

[h]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
May 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,435,418,621	1,466,940,551
Cash		894,062
Interest receivable		20,662,904
Receivable for shares of Common Stock subscribed		90,283
Prepaid expenses		29,825
		1,488,617,625
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		843,337
Payable for floating rate notes issued–Note 4		16,450,000
Payable for investment securities purchased		4,793,300
Payable for shares of Common Stock redeemed		801,282
Interest and expense payable related to floating rate notes issued–Note 4		15,851
Accrued expenses		117,633
		23,021,403
Net Assets ($)		**1,465,596,222**
Composition of Net Assets ($):		
Paid-in capital		1,437,958,423
Accumulated undistributed investment income–net		156,550
Accumulated net realized gain (loss) on investments		(4,040,681)
Accumulated net unrealized appreciation (depreciation) on investments		31,521,930
Net Assets ($)		**1,465,596,222**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		101,460,615
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**14.44**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2008

Investment Income ($):	
Interest Income	**63,262,237**
Expenses:	
Management fee–Note 3(a)	7,991,177
Shareholder servicing costs–Note 3(b)	1,161,180
Interest and expense related to floating rate notes issued–Note 4	788,772
Directors' fees and expenses–Note 3(c)	108,134
Professional fees	104,636
Prospectus and shareholders' reports	77,302
Custodian fees–Note 3(b)	71,764
Registration fees	26,283
Loan commitment fees–Note 2	9,490
Miscellaneous	82,783
Total Expenses	**10,421,521**
Less–reduction in fees due to earnings credits–Note 1(b)	(36,846)
Net Expenses	**10,384,675**
Investment Income–Net	**52,877,562**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(1,057,134)
Net unrealized appreciation (depreciation) on investments	(15,481,663)
Net Realized and Unrealized Gain (Loss) on Investments	**(16,538,797)**
Net Increase in Net Assets Resulting from Operations	**36,338,765**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2008	2007
Operations ($):		
Investment income−net	52,877,562	48,855,221
Net realized gain (loss) on investments	(1,057,134)	5,040,368
Net unrealized appreciation (depreciation) on investments	(15,481,663)	270,886
Net Increase (Decrease) in Net Assets Resulting from Operations	**36,338,765**	**54,166,475**
Dividends to Shareholders from ($):		
Investment income−net	(52,475,661)	(48,827,558)
Net realized gain on investments	(2,593,695)	(573,472)
Total Dividends	**(55,069,356)**	**(49,401,030)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	93,663,763	82,522,334
Net assets received in connection with reorganization−Note 1	261,135,566	−
Dividends reinvested	40,540,008	35,884,248
Cost of shares redeemed	(152,729,542)	(115,698,474)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**242,609,795**	**2,708,108**
Total Increase (Decrease) in Net Assets	**223,879,204**	**7,473,553**
Net Assets ($):		
Beginning of Period	1,241,717,018	1,234,243,465
End of Period	**1,465,596,222**	**1,241,717,018**
Undistributed investment income−net	156,550	−
Capital Share Transactions (Shares):		
Shares sold	6,463,571	5,586,163
Shares issued in connection with reorganization−Note 1	17,925,729	−
Shares issued for dividends reinvested	2,804,602	2,430,609
Shares redeemed	(10,531,796)	(7,843,172)
Net Increase (Decrease) in Shares Outstanding	**16,662,106**	**173,600**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	14.64	14.58	15.02	14.63	15.57
Investment Operations:					
Investment income—net[a]	.57	.58	.59	.61	.64
Net realized and unrealized gain (loss) on investments	(.17)	.07	(.40)	.40	(.88)
Total from Investment Operations	.40	.65	.19	1.01	(.24)
Distributions:					
Dividends from investment income—net	(.57)	(.58)	(.59)	(.62)	(.63)
Dividends from net realized gain on investments	(.03)	(.01)	(.04)	–	(.07)
Total Distributions	(.60)	(.59)	(.63)	(.62)	(.70)
Net asset value, end of period	14.44	14.64	14.58	15.02	14.63
Total Return (%)	2.82	4.47	1.32	7.11	(1.57)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.78	.81	.81	.80	.79
Ratio of net expenses to average net assets	.78[b]	.80	.74	.75	.79
Ratio of net investment income to average net assets	3.97	3.92	4.02	4.13	4.25
Portfolio Turnover Rate	42.55	30.27	46.18	40.69	24.22
Net Assets, end of period ($ x 1,000)	1,465,596	1,241,717	1,234,243	1,299,286	1,296,430

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified, open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

As of the close of business on December 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus New York Tax Exempt Intermediate Bond Fund (the "Acquired Fund") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of the Acquired Fund received shares of the fund, in each case in an equal amount to the aggregate net asset value of their investment in the Acquired Fund at the time of the exchange. The net asset value of the fund's shares on the close of business December 19, 2007, after the reorganization was $14.57, and a total of 17,925,729 shares representing net assets of $261,135,566 (including $6,411,117 net unrealized appreciation on investments) were issued to the Acquired Fund shareholders in the exchange. The exchange was a tax-free event to the Acquired Fund shareholders.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis.

Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended May 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At May 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $344,158, accumulated capital losses $711,279 and unrealized appreciation $28,921,864. In addition, the fund had $729,336 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2008. If not applied, $663,723 of the carryover expires in fiscal 2014 and $47,556 expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2008 and May 31, 2007 were as follows: tax exempt income $52,475,661 and 48,827,558, ordinary income $1,330,314 and $0 and long term capital gains $1,263,381 and $573,472, respectively.

During the period ended May 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, capital loss carryover and wash sales from the merger, the fund decreased accumulated undistributed investment income-net by $245,351, decreased accumulated net realized gain (loss) on investments by $563,726 and increased paid-in capital by $809,077. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended May 31, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct, from the payment to be made to the Manager or the Manager will bear, such excess expense. During the period ended May 31, 2008 there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, the fund was charged $610,189 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $338,208 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $25,625 pursuant to the cash management agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $66,379 for providing custodial services for the fund for eleven months ended May 31, 2008. Prior to becoming an affiliate, The Bank of New York was paid $5,385 for custody services to the fund for the month ended June 30, 2007.

During the period ended May 31, 2008, the fund was charged $7,454 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $743,060, custody fees $41,781, chief compliance officer fees $2,350 and transfer agency per account fees $56,146.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a .10% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days of purchase subject to exceptions described in the fund's current prospectus. From June 1, 2007 through November 30, 2007, redemption fees charged and received by the fund amounted to $30. Effective December 1, 2007, the fund discontinued the redemption fee. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2008, amounted to $561,122,422 and $587,984,362, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At May 31, 2008, the cost of investments for federal income tax purposes was $1,421,568,687; accordingly, accumulated net unrealized appreciation on investments was $28,921,864, consisting of $40,744,436 gross unrealized appreciation and $11,822,572 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus New York Tax Exempt Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus New York Tax Exempt Bond Fund, Inc., including the statement of investments, as of May 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New York Tax Exempt Bond Fund, Inc. at May 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
July 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2008:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are New York residents, New York State and New York City personal income taxes), and

—the fund hereby designates $.0151 per share as a long-term capital gain distribution and $.0159 per share as a short-term capital gain distribution paid on December 13, 2007. As required by federal tax law rules, shareholders will receive notification of their portion of the Fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for the 2008 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2009.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 160

David W. Burke (72)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 85

William Hodding Carter III (73)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, a tax-exempt research foundation, Emeritus Director
• The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

No. of Portfolios for which Board Member Serves: 27

Gordon J. Davis (66)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of Dewey & LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

Joni Evans (66)
Board Member (1987)

Principal Occupation During Past 5 Years:
- Chief Executive Officer, www.wowowow.com, an online community dedicated to women's conversations and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 66

————————

Richard C. Leone (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
- The American Prospect, Director
- Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

————————

Hans C. Mautner (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

No. of Portfolios for which Board Member Serves: 27

Robin A. Melvin (44)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
• Senior-Vice President, Mentor, a National non-profit youth mentoring organization (2005)

No. of Portfolios for which Board Member Serves: 27

———————

Burton N. Wallack (57)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

———————

John E. Zuccotti (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Emeritus Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
New York Tax Exempt
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRNYX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation

0980AR0508